UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

HAMPSHIRE GROUP, LIMITED
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

408859106
(CUSIP Number)

Terrier Partners L.P.
400 E. 89th Street
New York, NY 10128
Attention: Mr. Bobby Melnick

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Noah Klarish, Esq.
Hutner Klarish LLP
1359 Broadway, Suite 2001
New York, NY 10018
(212) 868-3777

November 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 408859106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrier Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,798 shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,798 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,798 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5) *
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 408859106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B-doggy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,798 shares (1) (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,798 shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,798 shares (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5) *
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) As the general partner of Terrier Partners L.P., B-doggy LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Terrier Partners L.P.

SCHEDULE 13D

CUSIP No. 408859106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bobby Melnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,798 shares (1) (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,798 shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,798 shares (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5) *
14	TYPE OF REPORTING PERSON IN

(1) Mr. Melnick may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Terrier Partners L.P., because he is the managing member of B-doggy LLC, which is the general partner of Terrier Partners L.P. The filing of this Statement and any future amendment by Mr. Melnick, and the inclusion of information herein and therein with respect to Mr. Melnick, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Melnick disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.10 value per share (the “Common Stock”), of Hampshire Group, Limited, a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 114 W. 41st Street, New York, New York.

Item 2.	Identity and Background.

This Schedule 13D is filed by Terrier Partners L.P. (“Terrier Partners”), B-doggy LLC (“B-doggy”) and Bobby Melnick (collectively the “Reporting Persons”).

(a), (b), (c) and (f). Terrier Partners and B-doggy are each separate and distinct entities with different beneficial owners (whether designated as limited partners or members).

B-doggy, a New York limited liability company, is the general partner of Terrier Partners, a private investment company organized as a limited partnership under the laws of the State of New York. Bobby Melnick is the managing member of B-doggy. Mr. Melnick is a citizen of the United States of America.

The business address of the Reporting Persons is 400 E. 89th Street, New York, NY 10128.

(d) and (e). During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Terrier Partners directly owns 418,798 shares of the Issuer’s Common Stock for which it paid $1,542,072.60 from its working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons have no current plans or proposals which, other than as expressly set forth below, would relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. To the extent permitted by law, the Reporting Persons may seek to engage in discussions with other shareholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 7,126,987 shares of Common Stock outstanding as reported in the Issuer’s Amended Annual Report on Form 10-K/A for the fiscal year ending December 31, 2010) directly beneficially owned by each Reporting Person is as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares
Terrier Partners L.P.	418,798	5.9%
B-doggy LLC	0	0
Bobby Melnick	0	0

B-doggy is the sole general partner of Terrier Partners and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Terrier Partners beneficially owns. B-doggy, as the sole general partner of Terrier Partners, has the sole power to direct the voting and disposition of the shares of Common Stock that Terrier Partners beneficially owns.

Mr. Melnick is the managing member of B-doggy and, accordingly, he may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that B-doggy may be deemed to beneficially own. Mr. Melnick, as a managing member of B-doggy, has the sole power to direct the voting and disposition of the shares of Common Stock that B-doggy may be deemed to beneficially own.

The filing of this Schedule 13D and the inclusion of information herein with respect to B-doggy and Mr. Melnick shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which such person does not have a pecuniary interest.

(c) See Appendix 1 annexed hereto.

(d) No person, other than each of the Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Bobby Melnick may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by Terrier Partners by virtue of his control of the General Partner of such entity. Mr. Melnick disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by Terrier Partners.

Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2011

TERRIER PARTNERS L.P.

By:	B-DOGGY LLC, General Partner

By:	/s/ Bobby Melnick
Bobby Melnick, Managing Member

B-DOGGY LLC

By:	/s/ Bobby Melnick
Bobby Melnick, Managing Member

/s/ Bobby Melnick
Bobby Melnick

APPENDIX 1

TRANSACTIONS IN HAMPSHIRE GROUP, LIMITED
COMMON STOCK WITHIN THE
PAST 60 DAYS

All transactions were open market purchases and the commissions are included in the price of the shares.

Date	Number of Shares	Price of Shares	Cost of Shares
9/1/2011	4,500	2.6911	$12,109.95
9/2/2011	11,700	2.8163	$32,950.71
9/6/2011	1,400	2.71	$3,794.00
9/22/2011	5,000	3.05	$15,250.00
9/26/2011	10,000	2.8415	$28,415.00
10/4/2011	2,000	2.72	$5,440.00
10/14/2011	1,612	2.73	$4,400.76
10/19/2011	10,000	2.9075	$29,075.00
10/26/2011	1,300	2.84	$3,692.00
11/1/2011	5,000	2.72	$13,600.00
11/3/2011	15,200	2.7618	$41,979.36
11/4/2011	5,000	2.92	$14,600.00
11/7/2011	15,800	2.7167	$42,923.86
11/8/2011	21,600	2.7168	$58,682.88